November 9, 2021
VIA EDGAR
Ms. Nudrat Salik
Ms. Mary Mast
Mr. Alan Campbell
Ms. Laura Crotty
Division of Corporation Finance
Office of Life Sciences
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:
Prenetics Global Limited (CIK No. 0001876431)

Dear Ms. Salik, Ms. Mast, Mr. Campbell and Ms. Crotty,
On behalf of our client, Prenetics Global Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 28, 2021 on the Company’s draft registration statement on Form F-4 confidentially submitted on September 30, 2021 (the “Draft Registration Statement”).
Concurrently with the submission of this letter, the Company is filing its Registration Statement on Form F-4 (the “Registration Statement”) and certain exhibits via EDGAR with the Commission.
The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.
In addition to addressing the comments contained in the Staff’s letter dated October 28, 2021, the Company has updated the Registration Statement to include its unaudited interim consolidated financial statements as of June 30, 2021 and for the six months ended June 30, 2020 and 2021.

Cover Page
1.
Please disclose prominently on the cover page that you are not a Hong Kong operating company but a Cayman Islands holding company. Clarify whether your operations are conducted by subsidiaries and/or through contractual arrangements with variable interest entities (VIEs) based in China, and that this structure involves unique risks to investors. If applicable, explain whether the VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never directly hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your ordinary shares, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page to include the statement that the Company is a Cayman Islands holding company with operations primarily conducted through its subsidiaries in the United Kingdom, Hong Kong, India and South Africa. With respect to the Company’s operations in mainland China (which for this purpose the Company defines as all regions of China excluding Hong Kong, Macau and Taiwan), the Company respectfully advises the Staff that the Company has established three subsidiaries in China, two of them are inactive and the other subsidiary controls a PRC domestic company (the “VIE Entity”) through contractual arrangements. The VIE Entity’s sole asset consists of 45% of the equity interests in a genomics business in mainland China (the “China Investment”). In early 2020, the Company determined that mainland China would not be a strategic focus for its business. Subsequently, in the financial year ended on December 31, 2020, the Company assessed the recoverable amount of its equity interest in the China Investment and based on such assessment, the carrying amount of the interest in the China Investment was written down to its recoverable amount of zero, as disclosed in note 13 to the audited financial statements of Prenetics Limited for the year ended December 31, 2020. For the years ended December 31, 2019 and 2020, and the six months ended June 30, 2021, the Company generated all of its revenues from businesses outside of mainland China. The Company has also commenced discussions with the other partners in the China Investment to dispose of its interest in or wind down the China Investment, and the Company plans to subsequently terminate the agreements governing the VIE Entity (the “VIE Agreements”). On November 3, 2021, the Company’s board of directors approved the Company’s plan to dispose of its interest in the China Investment and to terminate the VIE Agreements.
The Company has revised the disclosure on the prospectus cover page to state its plan with respect to the China Investment and the VIE Entity. Furthermore, the Company has no intention to commence any other business operations in mainland China. The Company has revised the disclosure on page F-32 of the Registration Statement to delete the three wholly owned subsidiaries in China and the VIE Entity from the list of subsidiaries that “principally affected the results, assets or liabilities of the Group”. In light of the above, the Company respectfully advises the Staff that it does not believe (i) the discontinuation of the VIE structure or the China Investment would result in any material change in the Company’s operations and/or value of the Company’s ordinary shares, or (ii) that the VIE structure or China Investment is otherwise material to investors.
2.
Please revise the cover page to:

•
disclose the expected ownership percentages in the combined company of Artisan’s public shareholders, the Sponsor, the Forward Purchase Investors, the PIPE Investors, Prenetics existing shareholders other than Danny Yeung and Danny Yeung if the business combination is approved and consummated; and

•
quantify the business combination consideration.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page.

3.
We note your disclosure indicating that Danny Yeung will beneficially own approximately 60.7% of the total voting power of all issued and outstanding PubCo Ordinary Shares following the consummation of the Business Combination (subject to various assumptions). Please advise whether you will be a controlled company under Nasdaq rules. If so, please (i) include appropriate disclosure on the prospectus cover page, in the Prospectus Summary and Management of PubCo sections and provide risk factor disclosure of this status and (ii) disclose the corporate governance exemptions available to a controlled company and whether you intend to rely on these exemptions.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page, page 105 and pages 276 and 277 of the Registration Statement.
4.
Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in Hong Kong and China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

In response to the Staff’s comment, the Company has revised the disclosure on page 40 and pages 72 through 75 of the Registration Statement.
5.
Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs, if applicable, when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE, if applicable. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page to include the statement that the Company is a Cayman Islands holding company with operations primarily conducted through its subsidiaries in the United Kingdom, Hong Kong, India and South Africa. With respect to the Company’s operations in mainland China, the Company respectfully advises the Staff that, as noted in the Company’s response to Comment 1, the Company has commenced discussions with other partners in the China Investment to dispose of its interest in or wind down the China Investment, and for the China Investment to discontinue all of its business operations by the end of 2021. The Company plans to subsequently terminate the VIE Agreements. On November 3, 2021, the Company’s board of directors approved the Company’s plan to dispose of its interest in the China Investment and to terminate the VIE Agreements. The Company has revised the disclosure on pages 72 and 73 of the Registration Statement to reflect the foregoing. In light of the above, the Company respectfully advises the Staff that it does not believe (i) the discontinuation of the VIE structure or the China Investment would result in any material change in the Company’s operations and/or value of the Company’s ordinary shares, or (ii) that the VIE structure or China Investment are otherwise material to investors. Accordingly, the Company believes that additional disclosures in the Registration Statement with respect to the VIE structure or the China Investment would not be material to investors, and in fact could mislead investors as to their significance to the Company.
Industry and Market Data, page 3
6.
We note your statements that (i) the accuracy and completeness of information used in industry reports, publications, research, studies and forecasts is not guaranteed and (ii) you have not independently verified data from industry sources. We further note your statement on page 175 that neither you nor any other party has independently verified the information presented in this section and that neither you nor any other party makes any representation as to the accuracy or completeness of such information. These statements may imply an inappropriate disclaimer of responsibility with respect to such information that appears in the proxy statement/prospectus. Please either delete these statements or specifically state that you or a named expert, as applicable, are liable for such information.
In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 187 of the Registration Statement.
Questions and Answers About the Proposals
What shall be the relative equity stakes of Artisan shareholders, Prenetics shareholders and the
PIPE Investors…, page 8
7.
Please revise the response to this question to also include the voting power of the parties that appear in the share ownership table.

In response to the Staff’s comment, the Company has revised the disclosure on page 11 of the Registration Statement.
8.
Please revise the response to this question to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 12 of the Registration Statement.
What interests do Artisan’s Directors and Officer have in the Business Combination?, page 13
9.
Please revise the response to this question and elsewhere in the prospectus, as appropriate, to clarify if the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other Artisan shareholders experience a negative rate of return in the post-business combination company.

In response to the Staff’s comment, the Company has revised the disclosure on pages 14, 35, 90 and 159 of the Registration Statement.
10.
Please revise the response to this question and elsewhere in the prospectus, as appropriate, to disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

In response to the Staff’s comment, the Company has revised the disclosure on pages 14, 35, 90 and 159 of the Registration Statement.
Summary of the Proxy Statement/Prospectus, page 23
11.
Clearly describe the corporate structure and whether it includes VIEs based in China and what that entails. Prominently disclose a diagram of the corporate structure in the summary, including what the equity ownership interests are of each entity. To the extent you do use VIEs, describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to any applicable contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

In response to the Staff’s comment, the Company has revised the disclosure on page 140 of the Registration Statement to include a corporate structure chart of the Company, including the equity ownership interests of each entity. With respect to the VIE structure, the Company respectfully advises the Staff to refer to the Company’s response to Comment 1.
12.
Prominently disclose each permission that you, your subsidiaries or your VIEs, if applicable, are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs, if applicable, are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the VIE’s or the subsidiary’s operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

The Company respectfully advises the Staff that, based on the advice of the Company’s outside PRC counsel, the Company has determined that none of the Company, its subsidiaries or the VIE Entity are required to obtain any permission from the CSRC, CAC or any other PRC governmental authority in order to operate their respective business or issue securities to foreign investors. The Company has revised the disclosure on page 73 of the Registration Statement to reflect the foregoing.
13.
Please disclose the composition of the board of directors of PubCo after consummation of the Business Combination in relation to members associated with each of the pre-acquisition entities.

The Company respectfully submits to the Staff that, at the time of submission of this letter, the Company has not finalized the full composition of the board of directors of the Company after consummation of the Business Combination. Other than Yeung Danny Sheng Wu and Cheng Yin Pan (Ben) who will serve as directors of the Company immediately after consummation of the Business Combination, the Company is still in the process of confirming candidates for the remaining four seats on the board of directors of the Company, and plans to include the referenced disclosure in the next filing of its Registration Statement on Form F-4.
14.
In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China and Hong Kong, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China and Hong Kong can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based or Hong Kong-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based or Hong Kong-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the disclosure on page 40 and pages 72 through 75 of the Registration Statement to include additional risks relating to the Company’s operations in Hong Kong.
15.
Prominently disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act and your shares could be prohibited from trading if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state. Please ensure that your disclosure indicates that the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act which, if enacted, would require foreign companies to comply with PCAOB audits within two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

In response to the Staff’s comment, the Company has made the referenced disclosure on page 41 and pages 75 through 77 of the Registration Statement.

The Artisan Board’s Reasons for the Approval of the Business Combination, page 27
16.
Please revise your disclosure here and on page 143 to disclose whether Artisan’s Board considered any risks related to Prenetics’s business in evaluating whether to approve the Business Combination. To the extent Artisan’s Board considered any such risks, please describe them. If Artisan’s Board did not consider any such risks, please so state and disclose why the Artisan Board did not consider risks related to Prenetics’s business in its decision to approve the Business Combination.

In response to the Staff’s comment, the Company has revised the disclosure on pages 31 and 155 of the Registration Statement.
17.
Please revise the Financial Performance bullet here and on page 142 to reflect your disclosure elsewhere in the prospectus that a significant majority of the Prenetics’s revenue growth in 2020 and in 2021 to date was driven by COVID-19 diagnostic testing. Please also revise this bullet to reflect your disclosure on page 146 indicating that Prenetics’s management projected net losses in each of Prenetics’s next five fiscal years.

In response to the Staff’s comment, the Company has revised the disclosure on pages 30 and 152 of the Registration Statement.
18.
Please revise the Continued Support by Existing Shareholders bullet to briefly disclose how long the post-closing lock-up arrangements for major shareholders of Prenetics will last.

In response to the Staff’s comment, the Company has revised the disclosure on page 30 and pages 152 through 153 of the Registration Statement.
19.
Please revise this section to disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 89 through 90 and 155 of the Registration Statement.
Risk Factors, page 48
20.
Please revise both the Risk Factor Summary and the Risk Factors section to prominently display and discuss the risks of doing business in Hong Kong.

In response to the Staff’s comment, the Company has revised the disclosure on page 40 and pages 72 through 75 of the Registration Statement.
21.
Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the disclosure on page 40 and pages 73 to 75 of the Registration Statement to include the referenced disclosure.
22.
In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comment, the Company has revised the disclosure on page 74 of the prospectus. The Company also respectfully advises the Staff that, based on the advice of the Company’s outside PRC counsel, the Measures for Cybersecurity Review (Revision Draft for Comments) issued by the

Cyberspace Administration of China (“CAC”) on July 10, 2021 (“Draft Revisions”), which further restate and expand the applicable scope of relevant cybersecurity review procedures in China, do not apply to the Company. Among other provisions of the Draft Revisions, if a company in China is in possession of personal information of more than one million users and intends to list in a foreign country, then the Draft Revisions require such company to complete certain cybersecurity review procedures with Chinese governmental authorities to complete such foreign listing. As noted in the Company’s response to Comment 1, the Company currently does not have any business operations in mainland China other than two inactive subsidiaries and one subsidiary which holds interests in the China Investment. The genomics business to which the China Investment relates is not consolidated in the financial statements of the Company and has significantly fewer than one million customers. The number of mainland China customers in its database was less than 19,000. In addition, the Company does not have access to or control of the customer information collected, hosted or managed by the China Investment in mainland China or collect, host or manage any customer information on its own in mainland China. As such, the Company believes that the recent developments in cybersecurity laws and regulations in the PRC including the Draft Revisions and the cybersecurity review procedures prescribed therein currently do not have an impact on the Company’s business, operations or the listing of the its securities. Moreover, as noted in the Company’s response to Comment 1, the Company has commenced discussions with the other partners in the China Investment to dispose of its interest in or wind down the China Investment and the Company plans to subsequently terminate the VIE Agreements. Furthermore, the Company has no intention to commence any other business operations in mainland China.
Prenetics’s business, financial condition and results of operations and/or the value of PubCo’s shares…, page 74
23.
We note your statement on page 74 that Prenetics “does not have business operations and does not offer its services and products in Mainland China.” However, we also note the list of subsidiaries on page F-31 that you state “principally affected the results, assets or liabilities of the Group”, four of which are incorporated in the PRC, and the joint venture with Berry Genomics operating as a genetic testing company in mainland China of which Prenetics owns 45%. Please revise your disclosure throughout the document to clearly describe all operations, whether direct or indirect, that Prenetics conducts in Mainland China.

In response to the Staff’s comment, the Company has revised the disclosure on page F-32 of the Registration Statement to remove from the list of subsidiaries the four PRC subsidiaries that are not principal subsidiaries of the Group. As noted in the Company’s response to Comment 1, the Company currently does not have any business operations in mainland China other than two inactive subsidiaries and one subsidiary which indirectly holds 45% of the equity interests in the China Investment through the VIE Entity. With respect to the China Investment referred to as the joint venture with Berry Genomics in the financial statements, the term “joint venture” was used to reflect the accounting classification under IFRS. However, the Company holds a 45% interest in the business and does not operate the business. Therefore, the Company considers it as an equity investment. In addition, as noted in the response to Comment 1, as at December 31, 2020, the carrying amount of the interest in the China Investment was fully written off. The Company has also commenced discussions with other partners in the China Investment to dispose of its interest in or wind down the China Investment, and the Company plans to subsequently terminate the VIE Agreements. As such, the Company does not believe the operations of the China Investment have a material impact on the Company’s business.
Organizational Structure, page 129
24.
We note that “indirect subsidiaries” of Prenetics are shown in the post-Business Combination org chart on page 131. Please clarify the nature and extent of Prenetic’s ownership of these entities on a post-combination basis.

In response to the Staff’s comment, the Company has revised the disclosure on page 140 of the Registration Statement to clarify the nature and extent of the Company’s ownership in its direct and indirect subsidiaries.

Background of the Business Combination, page 131
25.
We note your statement that the disclosure in this section is not, and does purport to be, a complete catalogue of every interaction between the applicable parties. Please revise your disclosure to clarify that you are required to present all material information regarding the negotiation of the Business Combination to investors. Please also ensure that this section contains all such information.

In response to the Staff’s comment, the Company has revised the disclosure on pages 140 through 141 of the Registration Statement.
26.
Your disclosure on page 133 indicates that Artisan and Prenetics held a due diligence call on June 2, 2021 regarding Prenetics’s historical financials and management projections for its respective business segments. Please tell us if this information was presented to Artisan’s Board. To the extent that this information was presented to Artisan’s Board and that Artisan’s Board considered it in its decision to approve the Business Combination, please include it in the prospectus.

The Company respectfully advises the Staff that the draft historical financials and management projections discussed by Artisan and Prenetics on June 2, 2021 were not provided to the Artisan Board. Rather, following the financial due diligence call among the Company, Artisan and their respective financial advisors on June 2, 2021, the Company provided Artisan and its financial advisor (UBS Securities LLC) with an updated draft financial model on June 10, 2021. Such June 10, 2021 financial model was presented to the Artisan Board during the June 17, 2021 meeting. On June 28, 2021, the Company further updated the draft financial model by increasing the projected revenue for the fiscal years of 2024 and 2025 by $1 million each, which was presented to the Artisan Board during the July 9, 2021 meeting and is disclosed in the section entitled “— Certain Prospective Operational and Financial Information” on page 156 of the proxy statement/prospectus. In response to the Staff’s comment, the Company has revised the disclosure on pages 143 and 145 of the Revised Draft Registration Statement.
27.
Please revise your disclosure in this section to disclose how Artisan’s management and the Artisan Board determined a pre-money equity valuation of $1.15 billion for Prenetics. To the extent that this valuation changed between the signing of the LOI on June 21, 2021 and the execution of the definitive agreement, please describe any such changes. In that regard, we note that the press releases announcing the transaction refer to an enterprise value of $1.25 billion for Prenetics.

In response to the Staff’s comment, the Company has revised the disclosure on pages 143 through 144 of the Registration Statement. The Company confirms that the $1.25 billion valuation announced in the Company’s press release dated September 15, 2021 represented an illustrative enterprise value rather than equity value for Prenetics in the Business Combination and was on a combined basis (as disclosed on page 54 of the Investor Presentation of Artisan and Prenetics dated September 15, 2021 (the “Investor Presentation”) and filed as Exhibit 99.2 to Artisan’s Form 8-K dated September 15, 2021). As disclosed on page 54 of the Investor Presentation, this $1.25 billion illustrative combined enterprise value is consistent with the pre-money equity valuation of $1.15 billion as disclosed elsewhere in the proxy statement/prospectus. Please see below a simplified reconciliation.
Amount in US$ million:(1)
Transaction Enterprise Value(2)	$1,254
Less: Transaction Expenses	$(40)
Less: Sponsor Promote	$(100)
Add: Net Cash of Prenetics (Cash Balance of $9.4 million on Prenetics Balance Sheet as of 31 March 2021 and adjusted for $26.0 million of proceeds from Series E fundraise)	$35
Pre-money Equity Value	$1,150

(1)
Numbers in the table may not sum due to rounding.

(2)
Enterprise value is calculated based on pro forma equity value of $1,709 million (fully diluted share outstanding of 170.92 million of PubCo shares at $10 per share) and expected net cash to PubCo balance sheet of $455 million (which consists of $339 million cash in trust, $60 million from PIPE, $60 million from FPA, Cash Balance of $9.4 million on Prenetics’ Balance Sheet as of 31 March 2021 and adjusted for $26.0 million of proceeds from Series E fundraise, and less of $40 million of transaction expenses).
Please also revise to present the “analysis of Prenetics’s valuation in a potential business combination with Artisan” described on page 134 as being reviewed by Artisan’s board on June 17, 2021 and ensure that all material information from the presentation to PIPE investors referenced throughout this section is included in the proxy statement/prospectus.
In response to the Staff’s comment, the Company has revised the disclosure on page 153 of the Registration Statement.
28.
Please revise the disclosure concerning the Artisan Board’s reasons for approval of the Business Combination in the subsections beginning on page 27 and page 140 to discuss whether the Artisan Board considered forming an independent committee to evaluate the Business Combination given your disclosure that an affiliate of the Sponsor 1) entered into a collaboration agreement with Prenetics while transaction negotiations between Prenetics and Artisan were ongoing, and 2) entered into a convertible note subscription agreement with Prenetics Limited in February 2021, the same month that Artisan was incorporated.

In response to the Staff’s comment, the Company has revised the disclosure on page 31, and pages 153 through 154 of the Registration Statement.
Certain Prospective Operational and Financial Information, page 145
29.
In regards to the Prenetics Management Projections, please expand your disclosures to address the following:

•
Further explain the nature of the material assumptions underlying the line items presented. Please ensure the level of detail provided is sufficient enough for an investor to understand the reasonableness of the assumptions underlying the projections as well as the inherent limitations on the reliability of projections in order to make informed investment decisions. In regards to the revenue and gross margin projected amounts, please specifically address the significant revenue and gross margin growth rates as well as identify the material product revenues streams underlying these projections;

•
In regards to the length of the projections, please disclose the basis for projections beyond year three including if the forecasts reflect more than simple assumptions about growth rates;

•
Explain how management and the Board considered and relied upon these projections; and

•
In the reconciliation from Adjusted EBITDA to Net Profit, please further clarify the other non-operating expenses being excluded from the determination of Adjusted EBITDA.

In response to the Staff’s comment, the Company has revised the disclosure on pages 157 through 158 of the Registration Statement.
Certain Engagements in connection with the Business Combination and Related Transactions, page 149
30.
We note that UBS and Credit Suisse performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to UBS and Credit Suisse that are contingent on completion of the business combination.

In response to the Staff’s comment, the Company has revised the disclosure on page 161 of the Registration Statement.

Prenetics’s Business
Overview, page 185
31.
We note your statement on pages 185-86 that the nucleic acid amplification test achieved 95.6% sensitivity and 100% specificity. Please revise your disclosure to clarify whether this study was evaluating the Circle HealthPod. Please also revise your disclosure in this section, where appropriate, to describe the study’s material parameters including the number of participants enrolled, primary endpoints and duration.

In response to the Staff’s comment, the Company has revised the disclosure on page 214 of the Registration Statement to the extent applicable. The Company respectfully advises the Staff that the study was evaluating a NAAT assay, which is deployed by Circle HealthPod and under Project Screen. Because the nature of the study was a clinical validation, the number of participants and duration were not applicable parameters of the study. The Company further advises the Staff that since the completion of the study, it has conducted another clinical validation study that evaluated Circle HealthPod, the results of which are included on pages 198 through 199 and pages 213 through 214. It was conducted through the use of Circle HealthPod to carry out tests on samples. Because the study was also a clinical validation, the number of participants and duration were not applicable parameters of the study.
32.
Please revise this section, where appropriate, to describe the material terms of Prenetics’s acquisition of Oxsed, including any earnouts.

In response to the Staff’s comment, the Company has revised the disclosure on page 201 of the Registration Statement.
Our History, page 187
33.
We note that you identify certain entities as investors in Prenetics. However, certain of these entities do not appear to be among PubCo’s principal stockholders as disclosed on page 283. If material, please expand your disclosure to describe the nature of each such entity’s investment in Prenetics and explain to us why including this information is appropriate. Please also explain in the response your plans to update investors about any changes these entities make with respect to their investments in your company. Alternatively, please remove these entities from your disclosure.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that none of the investors named on pages 200 through 201 of the Registration Statement, other than Prudential Hong Kong Limited, will beneficially own 5% or more of the outstanding PubCo Ordinary Shares immediately following the consummation of the Business Combination, and therefore, are not included in the beneficial ownership table on page 305 of the Registration Statement. Each of Ping An Ventures, Prudential Hong Kong Limited, Alibaba Hong Kong Entrepreneurs Fund, L.P., Apis Partners, K11 Investments and Gobi Partners hold 3.43%, 11.18%, 1.06%, 3.14%, 0.82% and 1.63% of Prenetics’ equity interests on a fully diluted basis as of June 30, 2021. The Company further advises the Staff that there has been no change to the number of shares held by the aforementioned investors since their investment in Prenetics to the date of the Registration Statement and has revised pages 200 through 201 of the Registration Statement to include such statement. Although these investors hold less than 5% of Prenetics’s equity interest, the Company views them as important shareholders because they are either strategic investors or global institutional investors that have supported Prenetics’s development over the years, each of Ping An Ventures and Prudential Hong Kong Limited has also appointed directors to Prenetics’s board. Therefore, the Company has included this information in pages 200 through 201 of the Registration Statement. The Company has also expanded its disclosure on pages 200 through 201 of the Registration Statement to describe the nature of each such investor’s investment. The Company further advises the Staff that each of these investors has signed the Prenetics Shareholder Support Agreements or the Shareholder Support Agreement Joinder, as applicable, pursuant to which each of these investors agrees not to transfer any Prenetics shares held such investor prior to closing of the Business Combination. Following consummation of the Business Combination, Prudential Hong Kong Limited, as a holder of more than 5% of the outstanding PubCo Ordinary Shares, is expected to report its beneficial ownership in the Company and change in beneficial ownership in accordance with Sections 13(d) and 13(g) of the Exchange Act.

Circle HealthPod, page 194
34.
We note your statements on page 196 indicating that New World Development has purchased Circle HealthPod devices and capsules and on page 203 that Prenetics’s collaboration with New World Development provides a strong testament of its commercial strategy. Please revise each of these statements to reflect your disclosure elsewhere in the prospectus that Adrian Cheng, the founder of Artisan and the Sponsor, is also the CEO and executive vice chairman of New World Development and that the collaboration was entered into while Artisan and Prenetics were negotiating the terms of the Business Combination.

In response to the Staff’s comment, the Company has revised the disclosure on pages 211 and 219 of the Registration Statement.
Our Pipeline Products and Services, page 196
35.
We note your statement on page 196 indicating that ColoClear has an estimated 95.5% sensitivity. Please revise your disclosure in the Prenetics’s Business section, where appropriate, to describe the material protocols of the study(ies) where ColoClear was evaluated (including number of patients treated and primary endpoints) and how it was determined that ColoClear has estimated 95.5% sensitivity. Please also revise to disclose whether Prenetics will need to obtain regulatory approvals before it can commercialize ColoClear.

In response to the Staff’s comment, the Company has revised the disclosure on pages 199 and 215 of the Registration Statement.
Intellectual Property, page 207
36.
Please disclose the jurisdictions of Prenetics’s pending patent applications and the expiration dates, if the patents are issued.

In response to the Staff’s comment, the Company has revised the disclosure on page 224 of the Registration Statement. The Company respectfully advises the Staff that the pending patent applications have not been issued yet.
37.
Please revise the description of each of the license agreements in this section to disclose:

•
each parties’ rights and obligations under the agreement;

•
quantify all payment made to date;

•
disclose separately the aggregate amount of all potential development, regulatory and commercial milestone payments;

•
quantify the royalty rate, or a range no greater than 10 percentage points per tier;

•
disclose when royalty provisions expire, if the expiration is based on a number of years following commercialization, disclose the number of years;

•
disclose the expiration date; and

•
describe any termination provisions.

In response to the Staff’s comment, the Company has revised the disclosure on pages 224 through 227 of the Registration Statement to the extent such provisions are included in the license agreements. The Company respectfully advises the Staff that the aggregate amount of all potential development, regulatory and commercial milestone payments for each license agreement is difficult to estimate because the license agreements either do not contain provisions regarding such payments or do not include provisions which quantify the potential payment amount for the calculation of the aggregate amount. Therefore, the Company has revised the disclosure to present the available payment terms in each of the license agreements.

Description of the Business Combination, page 237
38.
Please also disclose the terms of the conversion of Artisan Class A and Artisan Class B shares into Class A and Class B of PubCo shares. It appears that holders of Artisan Class B shares are receiving Class A shares of PubCo.

In response to the Staff’s comment, the Company has revised the disclosure on page 259 of the Registration Statement to disclose the terms of the right to receive a PubCo Class A Ordinary Share by the holders of Artisan Public Share(s) and Founder Share(s).
Note 3. Prenetics Corporate Restructuring, page 248
39.
As part of the restructuring in June 2021, the convertible securities of Prenetics Limited were converted into Series D Preferred Shares of Prenetics Group Limited. Please disclose the key terms of these preferred shares and correspondingly how you determined equity classification was appropriate under IAS 32.

The Company respectfully advises the Staff that the Registration Statement has been updated with the interim financial statements for the six months ended June 30, 2021 of Prenetics Group Limited in which the corporate restructuring has been reflected; as such, the Company has deleted the disclosure under Note 3 on page 263 of the Draft Registration Statement. The Series D Shareholders are entitled to the same voting power of the ordinary shares on an as if converted basis and are entitled to a right to vote as a separate class on the special corporate matters. The Series D Shareholders are entitled to an 8% non-cumulative dividend per annum, in preference to any distribution to any other Shares. Upon liquidation, the Series D Shareholders are entitled to receive their investment amount prior to and in preference to payment to the Series C Preference Shareholders, Series B Preference Shareholders, the Series A Preference Shareholders and Ordinary Shareholders. With respect to the accounting treatment, the Company respectfully advises the Staff that, under IAS 32, the Series D Preferred Shares are accounted for as conversion of a compound instrument as at June 16, 2021, as the Series D Preferred Shares contain a non-derivative financial liability representing the redemption feature measured at amortized cost (i.e., present value of the redemption amount) and a derivative financial liability representing the conversion feature measured at fair value through profit or loss.
40.
Please also disclose the material terms of the Series E Funding, including the key terms of these Series E preferred shares and correspondingly how you determined equity classification was appropriate under IAS 32.

The Company respectfully advises the Staff that the Registration Statement has been updated with the interim financial statements for the six months ended June 30, 2021 of Prenetics Group Limited in which the corporate restructuring has been reflected; as such, the Company has deleted the disclosure under Note 3 on page 263 of the Draft Registration Statement. The Series E Shareholders are entitled to the same voting power of the ordinary shares on an as if converted basis and are entitled to a right to vote as a separate class on the special corporate matters. The Series E Shareholders are entitled to an 8% non-cumulative dividend per annum, in preference to any distribution to any other Shares. Upon liquidation, the Series E Shareholders are entitled to receive their investment amount prior to and in preference to payment to the Series D Preference Shareholders, Series C Preference Shareholders, Series B Preference Shareholders, the Series A Preference Shareholders and Ordinary Shareholders. With respect to the accounting treatment, the Company respectfully advises the Staff that, under IAS 32, the Series E Preferred Shares are accounted for as conversion of a compound instrument as at June 16, 2021 as the Series D Preferred Shares contain a non-derivative financial liability representing the redemption feature measured at amortized cost (i.e., present value of the redemption amount) and a derivative financial liability representing the conversion feature measured at fair value through profit or loss.

Unaudited Pro Forma Condensed Combined Financial Information
Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 248
41.
As part of the business combination transaction, restricted share units previously held will be converted into PubCo restricted share units. Please disclose how you will be accounting for this exchange under IFRS 2 and correspondingly how you determined that the conversion would lead to the elimination of share-based compensation expense as addressed in Adjustment DD.

In response to the Staff’s comment, the Company has revised the disclosure on page 270 of the Registration Statement.
42.
In regards to Adjustment O and EE, please expand your disclosures to further address how this amount was determined, including the significant estimates and assumptions used to arrive at this pro forma expense amount as well as the calculation used.

In response to the Staff’s comment, the Company has revised the disclosure on pages 270 through 271 of the Registration Statement.
Description of PubCo Securities
Ordinary Shares, page 270
43.
Please revise your disclosure to provide the definition of a “Permitted Transferee” of a holder of Class B Ordinary Shares.

In response to the Staff’s comment, the Company has revised the disclosure on pages 293 through 294 of the Registration Statement.
Report of Independent Registered Public Accounting Firm, page F-2
44.
We note that the Independent Auditor’s Report does not include an opinion on the consolidated statements of financial position of Prenetics Limited and subsidiaries as of January 1, 2019. Please provide a revised report or advise.

In response to the Staff’s comment, the Company has revised the Independent Auditor’s Report on page F-2 of the Registration Statement.
(a) Statement of Compliance, page F-7
45.
You state that although IFRSs have been fully converged with IFRSs in all material respects since January 1, 2005, these financial statements are the first issued financial statements in which the Group makes an explicit and unreserved statement of compliance with IFRSs. It is not clear if there is a typographical error when stating that “although IFRSs have been fully converged with IFRSs.” Please revise as necessary.

In response to the Staff’s comment, the Company has revised the disclosure on page F-7 of the Registration Statement.
Notes to the Consolidated Financial Statements, page F-6
46.
We note the various patent license as well as collaboration agreements disclosed beginning on page 207. Please disclose the aggregate payments made under these agreements as well as the material terms of these agreements, including the following:

•
each parties’ rights and obligations;

•
financial terms, including potential milestone payments and royalty payments;

•
duration of the agreement; and

•
termination provisions.

In response to the Staff’s comment, the Company has updated the consolidated financial statements by including an overview of the patent license agreements and the key terms of the collaboration agreements entered into during 2020 and 2019 on F-50. The Company respectfully advises the Staff that the patent license agreements relate to some of the underlying components of the RT-LAMP technology and were entered into by Oxsed prior to its acquisition by Prenetics Limited. In 2020 and since the acquisition, COVID-19 test services using the RT-LAMP technology did not contribute significantly to the Group’s operating results in 2020 and therefore limited royalty payments were incurred as a result. The Company therefore has simplified the related disclosure on the patent license agreements in the consolidated financial statements. The expense recorded under the collaboration and patent agreements in the Company’s consolidated financial statements for the year ended December 31, 2020 and 2019 were $72,121 and $nil, respectively, which were not material to the respective consolidated financial statements as a whole.
(d) Subsidiaries and Non-controlling Interests, page F-8
47.
We note that the Group controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered. Please tell us whether you have consolidated any entities for which you have determined that you have power over the entities though do not have the majority of the voting rights pursuant to IFRS 10.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has consolidated Shenzhen Discover Health Technology Co. Ltd (“the VIE Entity”). While the Company does not have any shareholding in the VIE Entity, the Company has signed contractual arrangements with the VIE Entity where the shareholders of the VIE Entity has granted the Company their shareholding rights including voting rights.
Note 2. Significant Accounting Policies
(q) Revenue and Other Income, page F-14
48.
Pursuant to IFRS 15.119(b), please clarify in your disclosures whether any of your consideration amounts are variable and whether the estimate of variable consideration is typically constrained.

In response to the Staff’s comment, the Company has revised the disclosure on page F-15 to state that no consideration amounts are variable.
Note 3. Segment Information, page F-21
49.
Please tell us what consideration you gave to providing the product and services disclosures under IFRS 8.32. Specifically we note the different products and services disclosed including on page F-7 and we also note the update services discussed on page F-15.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company reports the revenues for each group of similar products and services under each segment, with the Prevention segment consisting of genetic testing services and early colorectal cancer screening services and the Diagnostic segment consisting of COVID-19 testing services. The update services described on page F-15 of the Registration Statement are only related to genetic testing under the Prevention segment, and testing services under the Diagnostic segment do not contain any update services. The Company has revised the disclosure on pages F-15 and F-22 of the Registration Statement to clarify the foregoing.

Note 5. Other Income and Other Net Losses, page F-23
50.
We note you include other income and other net losses and share of loss of a joint venture in your determination of loss from operations. Please help us better understand how you determined it was appropriate to include net exchange losses, impairment loss on interest in joint venture, sundry income, bank interest income, and share of loss of a joint venture in your determination of loss from operations. Please refer to IAS 1.BC56 and Rule 5- 03(b) of Regulation S-X.

In response to the Staff’s comment, the Company respectfully advises the Staff that the term ‘operating activities’ is not defined in IAS 1 in the context of profit or loss. However, IAS 1.BC56 indicates that only items that are clearly not related to an entity’s operations are presented outside the operating result and includes examples such as inventory write-downs, restructuring and relocation expenses as items clearly related to an entity’s operations.
Except for the share of loss of interest in joint venture and impairment loss on the interest in joint venture, the items identified are immaterial to the Company. Nevertheless, the Company considers that they are all related to its operations for the following reasons:
•
Share of loss of interest in joint venture and impairment loss on the interest in joint venture: The joint venture in question carries out genetic testing services for individuals which is an integral part of the Company’s operating activities. Accordingly, the impairment loss on the interest in joint venture should also be regarded as part of the Company’s operating result.

•
Net exchange gains and losses: These are primarily exchange losses arising from sales and purchase transactions.

•
Sundry income: These are primarily unpresented cheque income from suppliers.

•
Bank interest income: The interest primarily arose from the Company’s cash equivalents that form an integral part of the Company’s working capital

Note 13. Interest in Joint Venture, page F-31
51.
In regards to your joint venture, please address the following:

•
Pursuant to IFRS 12.22, please disclose the nature and extent of any significant restrictions on the ability of the joint venture to transfer funds to you as well as the unrecognised share of losses both for the reporting period and cumulatively as you have stopped recognising your share of losses of the joint venture;

In response to the Staff’s comment, while the Company is subject to foreign exchange controls by the PRC government, the joint venture’s operating activities and contribution to the Group is limited (see reply to the fourth bullet of this comment). Therefore the Company does not rely on any funds from the joint venture for its operations. For the unrecognized share of losses, the Company has disclosed in page F-9 that when the Company’s share of loss exceeds its interest in the joint venture, recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the joint venture. As at December 31, 2020, the Company has not incurred any legal or constructive obligations on behalf of the joint venture.
•
We note that there are amounts due from the joint venture due to expenses paid on behalf of the joint venture. Please expand your disclosures pursuant to IFRS 12.23 to discuss risks associated with your interests including any commitments you have in place related to the joint venture;

The Company respectfully advises the Staff that it does not have any commitments nor contingent liabilities incurred in respect of the joint venture at December 31, 2020 and 2019.
•
Please help us understand what led to reversal of provision for impairment loss on interest in joint venture recorded during the period ended March 31, 2021;

In response to the Staff’s comment, the Company would like to clarify that the reversal of provision for impairment loss on interest in joint venture of $120,873 was presented to offset the Company’s share of loss in the China Investment for the three months ended March 31, 2021. This was because the Company’s share of the accumulated losses from the joint venture since inception has already reduced its investment cost to zero, and the Company has no obligations or commitments to absorb any further losses beyond its investment. The Company has revised the disclosure on pages F-52 and F-59 of the Registration Statement to remove the share of loss of a joint venture as well as the reversal of provision for impairment loss on interest in joint venture of the same amount from its consolidated financial statements to better reflect the legal arrangement. Such changes have no impact on the Company’s profit or loss for the three months ended March 31, 2021 or the financial position at March 31, 2021.
•
We note your statement on page 74 that you do not have business operations and or offer your services and products in Mainland China. Please help us understand what consideration you gave to this joint venture in making this statement.

In response to the Staff’s comment, the Company respectfully advises the Staff that while the joint venture is engaged in offering genetic testing services in mainland China, the China Investment has been fully impaired as at December 31, 2020 and as noted in the response to the Staff’s Comment 1, the Company has also commenced discussions with the other partners in the China Investment to dispose of its interest in or wind down the China Investment. As such, the Company does not expect the China Investment to have any significant impact on the Company’s financial position, profit or loss or cash flows going forward.
Note 30. Acquisition, page F-48
52.
We note that the intellectual property rights intangible asset recorded from the Oxsed Limited acquisition represent approximately 22% of your total assets at December 31, 2020. In this regard, please help us better understand how you determined the appropriate useful life of this intangible asset to be 20 years pursuant to IAS 38.88 through 96.

In response to the Staff’s comment, the Company respectfully advises the Staff that the useful life is determined based on the shorter of the periods determined by the legal factors and economic factors pursuant to IAS 38.95.
The Company consider the legal life of RT-LAMP technology to be 20 years which is based on the legal life of a patent without renewal. The Company has estimated the economic life to be similar to its legal life based on internal technical evaluation that the RT-LAMP technology itself is a foundational technology on which different applications of rapid diagnostic testing for a range of infectious diseases besides COVID-19 such as influenza can be developed. The Company also believes that the risk of technological obsolescence in respect of the RT-LAMP technology within 20 years is low considering the lives of comparable technologies such as Polymerase chain reaction technology and Polynucleotide Amplification which have been developed and used commercially for over 20 years.
As part of the Company’s accounting policies and internal controls over financial reporting, management regularly review the useful life of the RT-LAMP technology and revise the useful life accordingly when there are material technological, environmental or utilization changes.
Exhibits
53.
Please file an opinion as to the material tax consequences of the domestication and the merger. Refer to Item 601(b)(8) of Regulation S-K and Section III.A.2 of Staff Legal Bulletin No. 19.

The Company respectfully advises the Staff that it plans to file the referenced tax opinion as exhibit to the next filing of its Registration Statement on Form F-4.
* * *
*

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740 4703 or via email at jonathan.stone@skadden.com.
Very truly yours,
/s/ Jonathan Stone

Jonathan Stone
cc:
Yeung Danny Sheng Wu, Chairman of the Board of Directors and Chief Executive Officer, Prenetics Group Limited
Lo Hoi Chun (Stephen), Chief Financial Officer, Prenetics Group Limited Peter X. Huang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP Paloma Wang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP Jesse Sheley, Partner, Kirkland & Ellis International LLP Steve Lin, Partner, Kirkland & Ellis International LLP Joseph Raymond Casey, Partner, Kirkland & Ellis International LLP Ram Narayan, Partner, Kirkland & Ellis International LLP Louis Rabinowitz, Partner, Kirkland & Ellis International LLP Irene Chu, Partner, KPMG